Exhibit 99.6

- 0 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF HUAMI CORPORATION (Continued and to be signed on the reverse side) ADD YOUR EMAIL ADDRESS ONLINE Add your email address to your online account at AST for 24/7 access to your account and enroll in eConsent to receive future materials electronically. Update your account today: For first time users setting up an account, follow the instructions outlined below: • Go to www.astfinancial.com/login and click on the words “REGISTER – FIRST TIME USERS CLICK HERE” under the Shareholder Central heading button Follow the instructions provided to set up your account which will include providing your e-mail address Once your account has been set up, select the tool bar “Communications” at the top right side of the page Here you need to select “Receive Company Mailings via E-Mail” Next, click on the “Submit” button and any future proxy materials will be sent to you electronically should they be available • • • • For existing users updating your account, do the following: • • • • Go to www.astfinancial.com/login and click on “LOGIN” button under the Shareholder Central heading Once you access your account, select the tool bar “Communications” at the top right side of the page Here you need to select “Receive Company Mailings via E-Mail” Next, click on the “Submit” button and any future proxy materials will be sent to you electronically should they be available Alternatively you can provide us with your email address in the below section entitled “ELECTRONIC SHAREHOLDER COMMUNICATIONS” to receive future materials electronically when available. Electronic Shareholder Communications Please join the growing number of shareholders who receive emails instead of hard copy shareholder communications. Register online at astfinancial.com or supply your email address below or on the reverse side. 14475 1.1

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF HUAMI CORPORATION February 25, 2021 ADD YOUR EMAIL ADDRESS ONLINE Add your email address to your online account at AST for 24/7 access to your account and enroll in eConsent to receive future materials electronically. Update your account today at: www.astfinancial.com/login (see reverse side for instructions) or provide us with your email address in the section entitled “ELECTRONIC SHAREHOLDER COMMUNICATIONS” at the bottom right side of this card or on the reverse side to receive future materials electronically when available. Please sign, date and mail your proxy card in the envelope provided so that your vote is received on or before 1:00 PM EST on February 19, 2021. Please detach along perforated line and mail in the envelope provided. 00003000000000000000 7 022521 Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. Resolution presented for consideration by the Annual General Meeting of Shareholders on February 25, 2021 PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x 1. It is resolved as a special resolution: FOR AGAINST ABSTAIN THAT the change of the Company’s legal name from “Huami Corporation” to “Zepp Health Corporation”, and the change of the Company’s trading symbol at the New York Stock Exchange from “HMI” to “ZEPP,” which have been approved by the resolutions of the Company’s board of directors, be and hereby are, authorized and approved, and the Company’s memorandum and articles of association, be and hereby is, amended to reflect the change of the Company’s legal name; and THAT each director or officer of the Company, be and hereby is, authorized to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolution as such director or officer, in his or her absolute discretion, thinks fit. Electronic Shareholder Communications Please join the growing number of shareholders who receive emails instead of hard copy shareholder communications. Register online at astfinancial.com or supply your email address below. To change the address on your account or to add the email, please check the box at right. Please indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. Signature of ShareholderDate: Signature of ShareholderDate: